SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/28/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
402,139

8. SHARED VOTING POWER
539,436

9. SOLE DISPOSITIVE POWER
402,139
_______________________________________________________

10. SHARED DISPOSITIVE POWER
539,436



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
941,575 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.34%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
402,139

8. SHARED VOTING POWER
539,436

9. SOLE DISPOSITIVE POWER
402,139
_______________________________________________________

10. SHARED DISPOSITIVE POWER
539,436



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
941,575 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.34%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
402,139

8. SHARED VOTING POWER
539,436

9. SOLE DISPOSITIVE POWER
402,139
_______________________________________________________

10. SHARED DISPOSITIVE POWER
539,436



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
941,575 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.34%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
402,139

8. SHARED VOTING POWER
539,436

9. SOLE DISPOSITIVE POWER
402,139
_______________________________________________________

10. SHARED DISPOSITIVE POWER
539,436



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
941,575 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.34%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13D filed July 11, 2017 Except as specifically set forth herein, the Schedule 13D remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on July 10,2017, there were 17,641,105 shares of common stock outstanding as of April 30, 2017. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of August 28, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 941,575 shares of GLQ (representing 5.34% of GLQ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 941,575 shares of GLQ include 402,139 shares (representing 2.28% of GLQ's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 941,575 shares of GLQ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 539,436 shares (representing 3.06% of GLQ's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 402,139 shares. Bulldog Investors, LLC has shared power to dispose of and vote 539,436 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of GLQ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 7/11/17 the following shares of GLQ were sold:

Date:		        Shares:		Price:
07/13/17		(14,900)	13.0245
07/14/17		(9,571)		13.0973
07/17/17		(9,600)		13.1332
07/18/17		(5,436)		13.1721
07/19/17		(16,100)	13.1789
07/20/17		(590)		13.2500
07/21/17		(5,400)		13.2485
07/25/17		(13,636)	13.3297
07/26/17		(12,509)	13.3477
08/01/17		(12,927)	13.4487
08/02/17		(4,300)		13.4677
08/03/17		(3,800)		13.4518
08/04/17		(3,900)		13.4541
08/18/17		(8,360)		13.2534
08/21/17		(6,925)		13.1751
08/22/17		(16,100)	13.2346
08/23/17		(10,340)	13.2750
08/25/17		(5,715)		13.3133
08/28/17		(16,711)	13.2757






d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/29/17

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.